UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of August 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeonnam-Gwangju, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the first half of the fiscal year 2026 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the first half of the fiscal year 2026 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment or other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the second three-month and the first half period ended June 30, 2026 and 2025

(Unit : in billions of Korean Won)	2026 Apr.-Jun.	2025 Apr.-Jun.	Change	2026 Jan.-Jun.	2025 Jan.-Jun.	Change
Operating revenues	21,919	21,950	-31	46,317	46,174	143
Operating income (loss)	1,129	2,136	-1,007	4,913	5,889	-976
Income (Loss) before income tax	426	1,665	-1,239	3,821	4,897	-1,076
Net income (loss)	278	1,176	-898	2,797	3,538	-741
Net income (loss) attributable to owners of the company	267	1,137	-870	2,760	3,465	-705

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the second three-month and the first half period ended June 30, 2026 and 2025

(Unit : in billions of Korean Won)	2026 Apr.-Jun.	2025 Apr.-Jun.	Change	2026 Jan.-Jun.	2025 Jan.-Jun.	Change
Operating revenues	21,287	21,600	-313	44,996	45,461	-465
Operating income (loss)	36	957	-921	2,123	2,857	-734
Income (Loss) before income tax	-471	381	-852	3,246	3,593	-347
Net income (loss)	-361	261	-622	2,877	3,085	-208

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name:	Joo, Hwa-Sik
Title:	Vice President

Date: August 12, 2026